From:

Ameritrans Capital Corporation
For More Information Contact:
Gary C. Granoff, Chairman and Chief Executive Officer
1-(800)-214-1047

For Immediate Release

Ameritrans Capital Corporation Appoints Michael R. Feinsod as President

New York, NY, November 28, 2006—the Board of Directors of Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP, AMTCW) announced that it has appointed Michael R. Feinsod as President.

Effective November 27, 2006, in anticipation of the expansion of the business of the Company, Gary C. Granoff will step down as President of the Company but will continue to serve as Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of the Company and President, Chief Executive Officer and Chairman of the Board of Elk Associates Funding Corporation, the Company's wholly-owned subsidiary.

Mr. Feinsod, 35, has served as a member of the Board of Directors of Elk and the Company since 2005. Since 1999, Mr. Feinsod has been a managing member of Infinity Capital LLC, an investment management company. Prior to founding Infinity, Mr. Feinsod was an analyst and portfolio manager for Mark Boyar & Company, Inc. Mr. Feinsod is admitted to practice law in New York and was an associate in the corporate law department of Paul, Hastings, Janofsky & Walker LLP. Mr. Feinsod holds a Juris Doctorate degree from Fordham University School of Law and a Bachelor of Arts from George Washington University.

The Company plans to enter into an employment agreement with Mr. Feinsod pursuant to which he will serve as President from November 27, 2006 until May 31, 2009. Each party will have the right, however, to terminate the agreement on or before June 1, 2008, if certain performance criteria have not been met. Pursuant to the proposed agreement, Mr. Feinsod will receive an initial annual base salary of $331,500 and a guaranteed annual bonus equal to at least $15,000. During and after the contract term, Mr. Feinsod will be subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company. Pursuant to the terms of Mr. Feinsod's employment, the Board of Directors, upon the recommendation of the 1999 Employee Plan Committee, granted Mr. Feinsod options to purchase 80,000 shares of common stock of the Company excisable at $5.28 per share, which represents the closing price of the Company shares of common stock on November 27, 2007, the date of the grant. So long as Mr. Feinsod continues to be employed by the Company, the options vest in four (4) equal annual installments, with the first installment vesting yesterday. If Mr. Feinsod's employment is terminated due to the occurrence of a merger or a sale of substantially all the assets of the Company the vesting period for the options will accelerate.

Gary Granoff, Chief Executive Officer of Ameritrans stated, “We are excited to have Michael joining us at this time. His ability to identify new business opportunities and his entrepreneurial strengths will add important momentum to Ameritrans’ expansion and investment diversification.”

Commenting on his appointment Mr. Feinsod said “I am very pleased that the Company has offered me this opportunity to realize the potential growth of the Company’s business that I believe we can achieve in both Ameritrans and Elk.”

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to, and investments in, small businesses. Ameritrans’ wholly-owned subsidiary, Elk Associates Funding Corporation, has been licensed by the United States Small Business Administration as a Small Business Investment Company since 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY, 10017.

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